FORM N-8F
[As last amended in Release No. IC-23786, effective June 1, 1999, 64 F.R.19469.]

                                                     --------------------------
                                                      OMB APPROVAL
                                                     --------------------------
                                                      OMB Number:  3235-0157
                                                      Expires:  MARCH 31, 2005
                                                      Estimated average burden
                                                      hours per response.....3
                                                     --------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.  GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

         [X] MERGER

         [ ] LIQUIDATION

         [ ] ABANDONMENT OF REGISTRATION

          (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY

          (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: TEMPLETON VIETNAM AND SOUTHEAST ASIA FUND, INC. (THE "FUND")

3. Securities and Exchange Commission File No.: 811-8632

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

         [X] Initial Application       [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip
Code):

             500 East Broward Boulevard, Suite 2100
             Fort Lauderdale, FL  33394-3091

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

             Barbara J. Green
             Vice President and Secretary
             500 East Broward Boulevard, Suite 2100
             Fort Lauderdale, FL 33394-3091
             (954) 527-7577

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

          Certain accounts, books and other documents required to be maintained by the Fund pursuant to Section 31(a) of the Investment Company Act and the rules thereunder are located at 500 East Broward Boulevard, Suite 2100, Fort Lauderdale, Florida 33394. Other records are maintained at the offices of Franklin Templeton Services, LLC, One Franklin Parkway, San Mateo, California 94403-1906. The telephone number for each entity is 1-800-DIAL-BEN(R). In addition, records are maintained at the offices of Mellon Investor Services LLC, 85 Challenger Road, Ridgefield Park, New Jersey 07660, (telephone number: 1-800-416-5585).

     NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8. Classification of fund (check only one):

         [X] Management company;

         [ ] Unit investment trust; or

         [ ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

         [ ] Open-end          [X]  Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

     The Fund is organized as a Maryland corporation

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

        Templeton Asset Management Ltd.
        7 Temasek Blvd.
        Suntec Tower One
        #38-03
        Singapore 038987

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          Not Applicable

13. If the fund is a unit investment trust ("UIT") provide:

         (a) Depositor's name(s) and address(es):

         (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

         [ ]  Yes    [ X ] No

     If Yes, for each UIT state:

          Name(s):

          File No.: 811-______

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ X ] Yes           [ ] No

          If Yes, state the date on which the board vote took place: The Board of Directors of the Fund approved the acquisition of the Fund (the "Acquisition") by Templeton Developing Markets Trust (the "Developing Market Trust"), the plan of acquisition and preparation and filing of a Form N-14 proxy statement for the Fund in a meeting on March 19, 2002; approved the form of proxy statement/prospectus and notice of special meeting of shareholders of the Fund and designation of proxies for such special meeting in a unanimous written consent dated as of June 4, 2002; and ratified the actions taken by resolution in the same written consent in a meeting on July 17, 2002.

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                [ X ] Yes            [ ]  No

          If Yes,  state the date on which  the  shareholder  vote  took  place:
          August 27, 2002

          If No, explain:

II. DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

              [ X ] Yes             [ ] No

     On August 27, 2002, the shareholders of the Fund approved an Agreement and Plan of Acquisition (the "Plan") between the Fund and Developing Markets Trust. Pursuant to the Plan: (i) Developing Markets Trussut acquired substantially all of the property, assets and goodwill of the Fund in exchange solely for full and fractional shares of beneficial interest, par value $0.01 per share, of Developing Markets Trust - Advisor Class ("Developing Markets Trust Shares"); and (ii) Developing Markets Trust Shares were distributed to the shareholders of the Fund according to their respective interests.

     In consideration of the delivery by the Developing Markets Trust Shares,the Fund conveyed, transferred and delivered to Developing Markets Trust at the closing on September 26, 2002 (the "Closing Date"), all of the Fund's then existing assets, free and clear of all liens, encumbrances, and claims whatsoever (other than shareholders' rights of redemption, if any), except for cash, bank deposits or cash equivalent securities in an estimated amount necessary to: (i) pay the costs and expenses of carrying out the Plan; (ii) discharge its unpaid liabilities on its books at the Closing Date; and (iii) pay such contingent liabilities as the Board of Directors of the Fund reasonably deems to exist against the Fund, if any, at the Closing Date. The Fund also retained any and all rights that it may have over and against any person that may have arisen up to and including the close of business on the Closing Date.

     (a) If Yes, list the  date(s) on which the fund made those distributions:
         September 26, 2002

     (b) Were the distributions made on the basis of net assets?

                  [ X ]  Yes             [ ] No

     (c) Were the distributions made PRO RATA based on share ownership?

                  [ X ] Yes              [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          The exchange ratio used for the Fund was determined by: (a) dividing the value of the Fund's net assets by the number of outstanding shares of common stock, par value $0.01 per share, of the Fund ("Fund Shares"); (b) dividing the value of Developing Markets Trust's net assets by the number of outstanding Developing Markets Trust Shares;
          (c) dividing the quotient calculated in step (a) by the quotient calculated in step (b); and (d) multiplying the quotient calculated in step (c) by the number of outstanding Fund Shares as of 4:00 p.m. Eastern time on the Closing Date.

     (e) LIQUIDATIONS   ONLY:  Not  Applicable
         Were any distributions to shareholders made in-kind?

                 [ ]  Yes              [ X ] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. CLOSED-END FUNDS ONLY:
    Has the fund issued senior securities?

                 [ ] Yes               [ X ] No

     If yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed ALL of its assets to the fund's shareholders?

                 [ X ] Yes              [ ]  No

     All of the Fund's undistributed net investment income and all of its undistributed net realized capital gains payable for the period prior to, and through, the Closing Date were distributed to the Fund's shareholders on September 13, 2002. Also, see response to Item 16.

     If No,
     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                 [ ] Yes              [ X ]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

                 [ ]  Yes              [ X ] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b) Why has the fund retained the remaining assets?

     (c) Will the remaining assets be invested in securities?

                 [ ] Yes               [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                 [ ] Yes               [ X ] No       If Yes,

     (a) Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

          (i) Legal expenses: $227,189

          (ii) Audit expenses: $3,000

          (iii) Other expenses (list and identify separately):

               (a) Costs of printing and mailing proxy statements and related documents: $58,919.99 (which consists of $23,660 for solicitation fees and $35,259.99 for printing and mailing proxy statements and related documents)

               (b) Exchange Agent and Transfer Agent Services: $13,535

               (c) Press Release: $100

               (d) Stamp Duty fee: $3,721

          (iv) Total expenses (sum of lines (i)-(iii) above): $306,464.99

    (b) How were those expenses allocated?

          The expenses incurred in connection with the merger were allocated equally to the Fund, Developing Markets Trust and their respective investment advisers.

    (c)  Who paid those expenses?

          The expenses were borne equally by the Fund, Developing Markets Trust and their respective advisers.

    (d)  How did the fund pay for unamortized expenses (if any)?

          Not Applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                 [ ] Yes               [ X ]  No

     If yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:



V. CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

                 [ ] Yes              [ X ] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                 [ ] Yes             [ X ] No

     If Yes, describe the nature and extent of those activities:



VI. MERGERS ONLY

26. (a) State the name of the fund surviving the Merger:

          Templeton Developing Markets Trust

    (b) State the Investment Company Act file number of the fund surviving the
        Merger: 811-06378

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

        The Registration Statement of Developing Markets Trust on Form N-14 (File No. 333-90162) was filed with the Commission via its EDGAR system on June 10, 2002 under the Securities Act of 1933, as amended. The Registration Statement included as an exhibit a form of Agreement and Plan of Acquisition between the Fund and Developing Markets Trust.

        On October 22, 2002 Developing Markets Trust filed Post Effective Amendment No. 1 to Form N-14 (File No. 333-90162) with the Commission via its EDGAR system under the Securities Act of 1933, as amended. The Registration Statement included as an exhibit the final Agreement and Plan of Acquisition between the Fund and Developing Markets Trust.

    (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of TEMPLETON VIETNAM AND SOUTHEAST ASIA FUND, INC., (ii) she is the SECRETARY AND VICE PRESIDENT of TEMPLETON VIETNAM AND SOUTHEAST ASIA FUND, INC., and
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

                                                (Signature)


                                                /s/ BARBARA J. GREEN
                                               -------------------------------
                                                Barbara J. Green